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                             January 10, 2024

       Peter Maag, Ph.D.
       Chief Executive Officer
       Kyverna Therapeutics, Inc.
       5980 Horton St., STE 550
       Emeryville, CA 94608

                                                        Re: Kyverna
Therapeutics, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted January
8, 2024
                                                            CIK No. 0001994702

       Dear Peter Maag:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 8, 2024

       Prospectus Summary
       Our pipeline and programs, page 3

   1. We note your response to prior comment 2 and reissue in part. Please revise your pipeline tables here and
elsewhere to enlarge the footnotes so they are legible.
       Principal Stockholders, page 202

   2. Please revise footnote 1 to include disclosure of the natural person or persons who have voting and investment
control of the shares held by the entity listed in the table.
 Peter Maag, Ph.D.
FirstName  LastNamePeter
Kyverna Therapeutics, Inc.Maag, Ph.D.
Comapany
January 10,NameKyverna
            2024         Therapeutics, Inc.
January
Page  2 10, 2024 Page 2
FirstName LastName
       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Jeffrey T. Hartlin, Esq.